June 18, 2007

Via EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lpath, Inc. (the “Company”),
Form 10-KSB for the Fiscal Year
Ended December 31, 2006
Filed April 16, 2007
File No. 000-50344

Dear Mr. Rosenberg:

We are responding to your letter dated June 5, 2007 (the “Comment Letter”) to the undersigned Chief Financial Officer of the Company, with respect to the above referenced filing.  Set forth below are the points raised in the Comment Letter and our responses to the Staff’s Comment Letter.  In this response, we refer to the heading and comment number in the Comment Letter.

Form 10-KSB for the year ended December 31, 2006

Notes to Consolidated Financial Statements, page 47

Note 6 – Private Placements of Common Stock and Warrants, page 55

1.                                      Information included in “Description of Securities” on pages 26 and 27 of the Form SB-2 that you filed on March 30, 2006 appears to indicate that you have an obligation to maintain the effectiveness of that registration statement, which also requires timely Exchange Act reporting regarding warrants issued pursuant to your November 30, 2005 merger transaction and your January and March 2006 private placement transactions, including those warrants that you issued to placement agents.  Please tell us, in disclosure-type format, the settlement alternative(s) in the event that you are not able to maintain an effective registration statement or are not able to deliver registered shares upon exercise of the warrants.  In this regard, please provide us with an analysis under paragraphs 14, 17, 18 and 25 of EITF No. 00-19 that supports your equity classification of the warrants rather than classification as a liability.

Response:

1.             The Company has an obligation to use commercially reasonable efforts to maintain an effective registration statement (the “Registration Statement”) with respect to the shares issued in the November 30, 2005 merger (the “Merger”) and the 2006 private placements (“2006 PIPE Transactions”), including shares underlying the warrants issued in such transactions, until the occurrence of the earliest of (the “Lapse Date”) (i) September 30, 2010, (ii) the date on which all shares covered by such registration statement have been sold, and (iii) the date on which all shares covered by such registration statement may be sold pursuant to Rule 144(k).

In the event that the Company does not maintain the Registration Statement effective, the Company will have to pay a monetary penalty of 1.25% of the aggregate amount invested by such holder for each 30-day period or pro rata for any period less than 30 days during which the Registration Statement is not effective.  However, the Company is permitted to suspend the use of the prospectus included in the Registration Statement (the “Prospectus”) for up to 45 days in any 12 month period for various reasons including the necessity to update the financial statements and other information in the Prospectus or delay the use of the Prospectus because the Prospectus requires updating with non-public information, the disclosure of which at the time is not, in the good faith opinion of the Company, in the best interests of the Company.  During such permitted periods the Company is not subject to the monetary penalties mentioned above (a “Registration Penalty”).

The Company’s only settlement obligation under the warrants is to deliver unregistered shares of its Class A common stock in a timely manner (within five days of the delivery of the exercise notice).  Under the terms of the warrants, the Company has no obligation to deliver registered shares pursuant to the exercise of the warrants issued in the Merger and the 2006 PIPE Transactions.  Further, the Company would not be obligated under Federal securities laws to deliver registered shares upon the exercise of the warrants, which exercise is exempt pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving a public offering.

Further, during certain periods in which the Registration Statement is not effective, the holders of the warrants issued in the Merger and the 2006 PIPE transactions may exercise such warrants using a cashless exercise procedure.  The Company’s only obligation in this situation is to deliver the unregistered shares of its Class A common stock in a timely manner, except if such cashless exercise procedure is used after March

28, 2008 then the unregistered shares delivered by the Company to the exercising warrant holder would be delivered without any Securities Act legend pursuant to Rule 144(k).

The Company has classified the warrants as equity based on the provisions of EITF 00-19.  Paragraph 14 specifies that if:

(a)          a failed registration statement has not occurred within six months prior to the classification assessment date,

(b)         the warrant permits the Company to settle the contract by delivery of unregistered shares,

(c)          the other requirements of EITF 00-19 are met,

then the warrants should be classified as equity instruments.  The Company meets these requirements.

Paragraphs 17 and 18 of EITF 00-19 are directed to situations where a derivative contract requires the delivery of registered shares.  As described above, the warrants issued by the Company do not require the delivery of registered shares upon exercise of the warrants.

Paragraph 25 of EITF 00-19 is directed to contracts that require net-cash settlement in the event that a company does not make timely filings with the SEC.  As described above, the Company is potentially subject to cash penalties that could be required if the Company does not maintain the Registration Statement effective prior to the Lapse Date, but only for an event that is outside the Company’s control.  However, the provisions of the warrant and related documents do not require the Company to net-cash settle warrant exercises for any reason.  The cash penalties described above are simply that — a penalty or liquidated damage — and could not under any scenario be construed as requiring net-cash settlement upon the exercise of warrants.  The cash penalty is considered a separate unit of accounting.  The warrants have been accounted for without regard to the cash penalty provision.

Pursuant to the Staff’s Comment Letter, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this letter, please contact the undersigned (858-678-0800 x102), or Wesley Paul or Bill Dauber of Eilenberg, Krause & Paul LLP, legal counsel to the Company (212-986-9700).

Sincerely,

/s/Gary J.G. Atkinson

Gary J.G. Atkinson
Chief Financial Officer

cc:   Tom Rex

Wesley Paul, Esq.